                                                                      Exhibit 12


AIRTOUCH COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

                                                          Quarter Ended
                                                            March 31,
                                                     ---------------------
                                                       1998        1998
                                                     ----------   --------
                                                     Pro Forma
                                                     NewVector
                                                     Merger (1)
                                                     ----------
EARNINGS
      Pre-tax income                                 $ 219        $ 246

      Add back:
          Minority interests in net income of
            consolidated wireless systems               52           42

          Equity in net (income) loss of
            less-than-fifty-percent-owned
            unconsolidated wireless systems            (86)         (51)

          Distributed income of less-than-
           fifty-percent-owned  unconsolidated
            wireless systems                             2            2

          Fixed charges included in reported
            pre-tax income                              53           27

                                                     -----        -----
      Total                                          $ 240        $ 266
                                                     =====        =====

FIXED CHARGES
      Total interest on debt                         $  50        $  24

      1/3 operating rental expense                      11            8

      Preferred stock dividends (2)                     51           20

                                                     -----        -----
      Total fixed charges                            $ 112        $  52
                                                     =====        =====

      RATIO OF EARNINGS TO
        FIXED CHARGES                                  2.1          5.1
                                                     =====        =====



(1) Adjusted to reflect the consummation of the merger of the U.S. cellular and PCS interests of US WEST Media Group, Inc., pursuant to the Agreement and Plan of Merger dated January 29, 1998.


(2) Preferred stock dividends of $35 million (including pro forma amount of $21 million) and $14 million for the quarter ended March 31, 1998 were increased to amounts of pre-tax earnings that would be required to cover such dividends based on the effective income tax rates for the periods presented.